RITE AID CORPORATION

PO Box 3165

Harrisburg, Pennsylvania 17105

March 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Scott Stringer / Lyn Shenk

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2022 Filed April 25, 2022 File No. 001-05742

Dear Messrs. Stringer and Shenk:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 21, 2023 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended February 26, 2022, filed by Rite Aid Corporation (the “Company”) on April 25, 2022. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for Fiscal Year Ended February 26, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations
Pharmacy Service Segment Results of Operations, Revenues, page 58

1.	We note “[t]he decrease in the fiscal 2022 revenues was primarily the result of a planned decrease in Elixir Insurance membership and a previously announced client loss due to industry consolidation.” We were not able to obtain an understanding of these events or their impact on your results from your disclosure. Please provide more robust disclosure surrounding these events or indicate where these events are previously disclosed within your document. Reference is made to Item 303 of Regulation S-K.

Securities and Exchange Commission

March 13, 2023

Although the Company believes that its existing disclosures are adequate, in light of the Staff’s comment, in future filings that reference this decrease, the Company will modify its disclosure to reflect the following:

Pharmacy Services segment revenues decreased $647.0 million in fiscal 2022 compared to fiscal 2021.  Approximately $42 million of the decline was the result of a decrease in Elixir Insurance membership due to a change in the Company’s pricing structure.  Approximately $500 million of the decline was the result of a loss of a large commercial client, which the Company had previously announced in June 2021.

2.	We note in calculating Adjusted EBITDA you excluded facility exit charges. The adjustment appears to remove a normal, recurring, operating expense. Additionally, we note you exclude the change in estimate related to manufacturer rebate receivable which appears to result in an individually tailored recognition and measurement method. Please tell us how these adjustments are appropriate or revise your presentation to omit these adjustments. Refer to Questions 100.01 and 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Our comment also applies to Adjusted Net Income (Loss).

Adjusted EBITDA has long been used by the Company’s management and investors as one of the primary measures to evaluate both Company and management performance. The Company believes that the current methodology in calculating Adjusted EBITDA appropriately eliminates certain charges that do not reflect ongoing operations and underlying operational performance. The Company’s facility exit charges are costs associated with the closure of stores, distribution centers and corporate facilities and include establishing, at net present value, a liability for future costs associated with the exit activity pursuant to ASC 420-10. During fiscal year 2022, the Company announced a Board-approved multi-year strategic initiative designed to improve overall performance by reducing costs, driving improved profitability, and ensuring that the Company has a healthy foundation to grow from by eliminating underperforming stores. This initiative resulted in the expectation of closing 195 stores, of which 48 were closed in FY22 with the remainder expected to close in future periods. In addition, the strategic plan also included plans to exit certain corporate facilities as the Company moved toward its remote-first workplace strategy. Because the decision to close these facilities was part of a significant strategic project, the magnitude of the store closures was greater than what would be expected as part of ordinary business, and these facilities no longer have an impact on the Company’s present and go-forward operations, revenue generating activities or business strategy, the Company has determined that these costs do not constitute normal operating activities represented by Adjusted EBITDA and that excluding facility exit charges from its calculation of Adjusted EBITDA does not result in a non-GAAP measure that is misleading under the criteria in Question 100.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition to using Adjusted EBITDA as a primary measure to evaluate Company and management’s performance, the Company’s senior secured credit facility agreement (“SSCF”) defines Consolidated EBITDA as excluding facility exit charges and, as the calculation of its key credit ratios in the agreement are tied to Consolidated EBITDA, the Company believes that it is appropriate for its publicly disclosed measurement of Adjusted EBITDA to closely conform with the definition of Consolidated EBITDA in its SSCF to provide investors with clear line of sight into its credit metric calculations.

Securities and Exchange Commission

March 13, 2023

The Company also considered the guidance of Question 102.09 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures Compliance and Disclosure Interpretations and believes that because the Company’s debt agreements are material agreements, the presentation of Adjusted EBITDA (which closely conforms with the definition of Consolidated EBITDA in the SSCF) is appropriate. Last, given that the Company is highly leveraged (see the risk factor entitled “We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary” in Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2022), the SSCF continues to be central focus for investors. Accordingly, by removing or adjusting the presentation of Adjusted EBITDA from the Company’s disclosures, it may cause confusion and/or additional questions from analysts and investors.

During the thirteen-week period ended February 26, 2022, the Company reassessed its historical policy for estimating its allowance for manufacturer rebate receivables and concluded that, due to changes in its business practices and other market conditions, certain amounts within the outstanding receivable had an increased risk of collection. As a result, the Company recorded a charge related to a change in estimate that increased its allowances for manufacturer rebate receivables by $15.1 million, which was recorded as an increase to cost of revenues in that period. In determining that the adjustment to remove the charge related to manufacturer rebate receivables to arrive at Adjusted EBITDA and Adjusted Net Income (Loss) was appropriate, the Company made the determination that the charge was related to an internal claims aggregation business that was no longer in place and that a similar adjustment related to these rebates would not recur in future periods. Note that the Company clearly disclosed the charge in the FY22 Q4 earnings release, MD&A analysis for the Pharmacy Services Segment and specifically disclosed the charge in the reconciliation from Net Income to Adjusted EBITDA. Based on the Company’s evaluation of Question 100.04, the Company determined that the adjustment to remove the charge related to manufacturer rebate receivables does not constitute an individually tailored recognition and measurement method as the Company is not substituting an alternative accounting method for determining its allowance for manufacturer rebate receivables but that the adjustment to the allowance was appropriately excluded from Adjusted EBITDA as a non-recurring adjustment.

Securities and Exchange Commission

March 13, 2023

3.	In calculating Adjusted net (loss) income you recorded a non-GAAP tax impact that resulted in an effective tax benefit of 27% as compared to a GAAP tax benefit of less than 1%. It is unclear how you calculated the tax impact of the non-GAAP adjustments. Please explain to us how you calculated the tax impact of non-GAAP adjustments and address how your methodology complies with Question 102.11 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In calculating Adjusted net (loss) income, effective tax rates were calculated using a federal rate plus a net state rate that excluded the impact of state NOLs, state credits and valuation allowances. The Company acknowledges the Staff’s comment and confirms that in future filings, beginning with the Fiscal 2023 Form 10-K (including for prior periods presented), adjustments to income tax (benefit) provision will include adjustments to the GAAP basis tax (benefit) provision commensurate with non-GAAP adjustments. The revised Adjusted income tax (benefit) expense, in thousands, was ($782), ($1,832) and ($52,733) for fiscal 2022, 2021, and 2020, respectively.

Notes to Consolidated Financial Statements
21. Segment Reporting, page 147

4.	In the Form 8-K filed December 21, 2022, Exhibit 99.1, we note your inclusion of the non-GAAP measures EBITDA Gross Profit and Adjusted EBITDA SG&A at the segment level. In reconciling these measures we note you provide depreciation and amortization and significant noncash items. The guidance in ASC 280-10-50-22 requires disclosure of certain specified amounts if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss. Please explain your consideration of providing this disclosure in your audited financial statements.

The Company acknowledges the Staff’s comment and confirms that in future filings, beginning with the Fiscal 2023 Form 10-K, the Company will disclose (including for prior periods) depreciation and amortization, LIFO adjustments, stock-based compensation expense, and other significant noncash items in accordance with the guidance in ASC 280-10-50-22. In addition, please find attached as Exhibit A, a revised footnote 21 for Segment Reporting for the fiscal year ended February 26, 2022, showing the changes in italics and underlined, which illustrates the Company’s intended revised disclosure, in accordance with the Staff’s comment.

* * * * *

Securities and Exchange Commission

March 13, 2023

If you have any questions with respect to the foregoing, please contact me at sbixler@riteaid.com.

Very truly yours,

Rite Aid Corporation

By:	/s/ Steven Bixler
Name: Steven Bixler
Title: Chief Accounting Officer

cc:	Matthew C. Schroeder, Chief Financial Officer

Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

21. Segment Reporting

The Company has two reportable segments, its retail drug stores (“Retail Pharmacy”), and its pharmacy services (“Pharmacy Services”) segments.

The Retail Pharmacy segment’s primary business is the sale of prescription drugs and related consultation to its customers. Additionally, the Retail Pharmacy segment sells a full selection of health and beauty aids and personal care products, seasonal merchandise and a large private brand product line. The Pharmacy Services segment offers a full range of PBM services including plan design and administration, formulary management and claims processing. Additionally, the Pharmacy Services segment offers specialty and mail order services, and drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program.

The Company’s chief operating decision makers are its Chief Executive Officer, Chief Financial Officer, and several other members of the Executive Leadership Team (collectively the “CODM”). The CODM has ultimate responsibility for enterprise decisions. The CODM determines, in particular, resource allocation for, and monitors performance of, the consolidated enterprise, the Retail Pharmacy segment and the Pharmacy Services segment. The Retail Pharmacy and Pharmacy Services segment managers have responsibility for operating decisions, allocating resources and assessing performance within their respective segments. The CODM relies on internal management reporting that analyzes enterprise results on certain key performance indicators, namely, revenues, gross profit and Adjusted EBITDA.

The following is balance sheet information for the Company’s reportable segments:

	Retail	Pharmacy
	Pharmacy	Services	Eliminations(1)	Consolidated
February 26, 2022:
Total Assets	$6,068,594	$2,482,232	$(21,823)	$8,529,003
Goodwill	43,492	835,644	—	879,136
February 27, 2021:
Total Assets	$6,613,370	$2,736,546	$(14,512)	$9,335,404
Goodwill	43,492	1,064,644	—	1,108,136

(1)	As of February 26, 2022 and February 27, 2021, intersegment eliminations include netting of the Pharmacy Services segment long-term deferred tax liability of $0 against the Retail Pharmacy segment long-term deferred tax asset for consolidation purposes in accordance with ASC 740, and intersegment accounts receivable of $21,823 and $14,512, respectively, that represents amounts owed from the Pharmacy Services segment to the Retail Pharmacy segment that are created when Pharmacy Services segment customers use Retail Pharmacy segment stores to purchase covered products.

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements for the fiscal years ended February 26, 2022, February 27, 2021 and February 29, 2020:

	Retail	Pharmacy	Intersegment
	Pharmacy	Services	Eliminations(1)	Consolidated
February 26, 2022:
Revenues	$17,494,816	$7,323,125	$(249,686)	$24,568,255
Gross Profit	4,722,075	384,420	—	5,106,495
Adjusted EBITDA(2)	392,633	113,272	—	505,905
Depreciation and amortization	244,122	51,564	—	295,686
LIFO charge	1,314	—	—	1,314
Stock-based compensation expense	12,282	768	—	13,050
Additions to property and equipment and intangible assets	202,386	18,327	—	220,713
February 27, 2021:
Revenues	$16,365,260	$7,970,137	$(292,157)	$24,043,240
Gross Profit	4,255,791	448,531	—	4,704,322
Adjusted EBITDA(2)	279,896	157,769	—	437,665
Depreciation and amortization	269,985	57,139	—	327,124
LIFO credit	(51,692)	—	—	(51,692)
Stock-based compensation expense	11,594	1,409	—	13,003
Restructuring-related costs – SKU optimization charges	20,939	—	—	20,939
Additions to property and equipment and intangible assets	204,290	20,651	—	224,941
February 29, 2020:
Revenues	$15,616,186	$6,559,560	$(247,353)	$21,928,393
Gross Profit	4,274,836	451,922	—	4,726,758
Adjusted EBITDA(2)	370,435	167,776	—	538,211
Depreciation and amortization	265,686	62,591	—	328,277
LIFO credit	(64,804)	—	—	(64,804)
Stock-based compensation expense	14,864	1,223	—	16,087
Additions to property and equipment and intangible assets	192,489	21,897	—	214,386

(1)	Intersegment eliminations include intersegment revenues and corresponding cost of revenues that occur when Pharmacy Services segment customers use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Retail Pharmacy and Pharmacy Services segments record the revenue on a stand-alone basis.

(2)	See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations—Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures” for additional details.